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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Gaylord Entertainment Company

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

367905106

(Cusip Number)

Michael P. Collison
The Oklahoma Publishing Company
9000 North Broadway
Oklahoma City, Oklahoma 73114
Telephone (405) 475-3950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Frederic T. Spindel
Venable LLP
575 7th Street, N.W.
Washington, D.C. 20004
Telephone (202) 344-4732

April 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages(s))

CUSIP No. 367905106

1.	Name of Reporting Person: THE OKLAHOMA PUBLISHING COMPANY VOTING TRUST		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 274,404

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 274,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 274,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 367905106

1.	Name of Reporting Person: CHRISTINE GAYLORD EVEREST		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 812,099

		8.	Shared Voting Power: 3,675

		9.	Sole Dispositive Power: 812,099

		10.	Shared Dispositive Power: 3,675

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 815,774

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 2.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 367905106

1.	Name of Reporting Person: EDWARD L. GAYLORD REVOCABLE TRUST		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 130,581

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 130,581

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 130,581

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 367905106

1.	Name of Reporting Person: THE OKLAHOMA PUBLISHING COMPANY		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 274,404

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 274,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 274,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 367905106

1.	Name of Reporting Person: GFI Company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 274,404

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 274,404

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 274,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 367905106

1.	Name of Reporting Person: E.L. AND THELMA GAYLORD FOUNDATION		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,302,406

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,302,406

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,302,406

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 3.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 367905106

1.	Name of Reporting Person: LOUISE GAYLORD BENNETT		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 228,857

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 228,857

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 228,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): IN

Amendment No. 11 to Schedule 13D

     This Amendment No. 11, amending the Schedule 13D dated October 10, 1997, respecting the common stock, $.01 par value (“Common Stock”), of Gaylord Entertainment Company (the “Issuer”), is being filed jointly by The Oklahoma Publishing Company Voting Trust (the “Voting Trust”), The Oklahoma Publishing Company (“OPUBCO”), GFI Company (“GFI”), the Edward L. Gaylord Revocable Trust (the “Gaylord Trust”), the E.L. and Thelma Gaylord Foundation (the “Gaylord Foundation”), Christine Gaylord Everest (“Ms. Everest”) and Louise Gaylord Bennett (“Ms. Bennett”) (hereinafter collectively referred to as the “Reporting Persons”). This Schedule 13D was previously amended by Amendment No. 1 filed on August 24, 1998, Amendment No. 2 filed on October 2, 1998, Amendment No. 3 filed on July 1, 1999, Amendment No. 4 filed on August 16, 1999, Amendment No. 5 filed on October 20, 2000, Amendment No. 6 filed on December 5, 2000, Amendment No. 7 filed on July 3, 2001, Amendment No. 8 filed on April 10, 2003, Amendment No. 9 filed on August 8, 2003, and Amendment No. 10 filed on April 8, 2004.

     The Reporting Persons hereby amend and supplement the Schedule 13D filed by the Reporting Persons on October 10, 1997, as amended (the “Original Statement”) in order to, among other things, report the sale of Common Stock held by certain of the Reporting Persons in an underwritten public offering of Common Stock by the Issuer.

     Item 4. Purpose of Transaction.

     Item 4 is hereby amended and supplemented as follows:

     On April 27, 2004, the Gaylord Foundation, GFI, Ms. Everest, Ms. Bennett (the “Selling Stockholders”) and the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with Deutsche Bank Securities Inc. and J. P. Morgan Securities Inc., as representatives of the underwriters (the “Underwriters”). Pursuant to the Underwriting Agreement, and under a Registration Statement on Form S-3 (File No. 333-114293) and amendment thereto filed by the Issuer with the Securities and Exchange Commission, the Selling Stockholders sold an aggregate of 7,019,162 shares of Common Stock to the Underwriters on May 3, 2004 at a price per share of $30.48 (the “Sale”). Additionally, the Underwriters have the option to purchase, within 30 days after the date of the Underwriting Agreement, up to an additional 1,052,874 shares of Common Stock from the Selling Stockholders to cover over-allotments, if any (the “Underwriters’ Option”).

     Following the closing of the Sale, the Gaylord Foundation beneficially owns 1,302,406 shares of Common Stock, GFI beneficially owns 274,404 shares of Common Stock, Ms. Everest beneficially owns 815,774 shares of Common Stock and Ms. Bennett beneficially owns 228,857 shares of Common Stock.

     In connection with the Underwriting Agreement, the Issuer and the Selling Stockholders have agreed with the Underwriters that during the period of 90 days after April 27, 2004, they will not, without the prior written approval of the representatives of the Underwriters, subject to certain permitted exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock. In addition, the Selling Stockholders have agreed that during such 90-day period, they will not, without the prior written approval of the representatives of the Underwriters, make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. Pursuant to the Underwriting Agreement, the Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended (“Securities Act”), and the Underwriters have agreed to indemnify the Company and the Selling Stockholders against certain liabilities under the Securities Act. This summary of the Underwriting Agreement is qualified in its entirety by reference to the form of Underwriting Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

     The Reporting Persons and certain other persons (the “Holders”) have entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer covering those shares of Common Stock beneficially owned by the Reporting Persons and such other persons that continue to be held after consummation of the Sale. Pursuant to the Registration Rights Agreement, on or after the date that is 270 days after the date of the Registration Rights Agreement, the Holders may require the Issuer to effect one registration of at least 2,500,000 shares for sale in an underwritten public offering. In addition, for a period of at least three years after the date of the Registration Rights Agreement, whenever the Issuer proposes to register shares of Common Stock for sale in an underwritten public offering under the Securities Act, the Holders may include shares in such registration, subject to certain limitations. This summary of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

     The Reporting Persons intend to hold the shares of Common Stock of the Issuer that are not sold in the Sale or pursuant to the Underwriters’ Option for investment and do not have any intentions to exercise influence over the management and policies of the Issuer. Following the expiration of any lock-up period, and depending on market conditions, the Issuer’s financial and operational performance, and other factors, one or more of the Reporting Persons may purchase shares of Common Stock, or may dispose of all or a portion of the shares of Common Stock that such Reporting Person owns or may hereafter acquire, in the open market, in private transactions, in a subsequent registered offering or otherwise.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)	The following information is as of the close of business on April 1, 2004, based on the number of shares of Common Stock of the Issuer outstanding as of April 1, 2004, according to the Issuer’s Amendment No. 2 to Registration Statement on Form S-3 (333-114293) filed with the SEC on April 27, 2004:

The Gaylord Foundation beneficially owns 1,302,406 shares of Common Stock, constituting 3.3% of the total shares of Common Stock outstanding. Under the terms of the E. L. and Thelma Gaylord Foundation Trust Agreement dated December 27, 1994, as amended, the trustees of the Gaylord Foundation, acting by majority vote, have the power to vote or direct the vote of, and to dispose or direct the disposition of such shares. This power has been modified pursuant to the agreement among the trustees previously described in Item 6 of Amendment No. 10 to the Original Statement.

Christine Gaylord Everest has the power to vote or direct the vote of, or to dispose or direct the disposition of, 815,774 shares of Common Stock, constituting 2.1% of total shares outstanding. Of this aggregate number, Ms. Everest has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 812,099 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 3,675 shares. This figure does not include shares owned by Ms. Everest’s husband James H. Everest or her siblings E. K. Gaylord II, Louise Gaylord Bennett (“Ms. Bennett”) and Mary Gaylord McClean (“Ms. McClean”), as to which Ms. Everest disclaims beneficial ownership. It does include 458,587 shares held by Ms. Everest directly; 3,675 shares beneficially owned by the Jean I. Everest Foundation, a charitable foundation of which Ms. Everest is a co-Trustee with James H. Everest; and 79,108 shares subject to unexercised options for Common Stock issued to Ms. Everest individually. It also includes 274,404 shares held by GFI, a corporation of which Ms. Everest is Chairman and Chief Executive Officer with sole power to vote and dispose of the shares as portfolio securities of GFI. This figure does not include 130,581 shares beneficially owned by the Gaylord Trust, of which Ms. Everest is a co-Trustee with Ms. McClean, Ms. Bennett and David O. Hogan (“Mr. Hogan”); 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. Everest is a co-Trustee with Ms. McClean, Ms. Bennett and Mr. Hogan; 1,302,406 shares beneficially owned by the Gaylord Foundation, of which Ms. Everest is a co-Trustee with Ms. McClean, Ms. Bennett and Mr. Hogan. Ms. Everest disclaims a pecuniary interest as a beneficial owner in the shares held by OPUBCO, GFI, The Oklahoman Foundation, the Jean I. Everest Foundation, and the Gaylord Foundation.

OPUBCO has shared power to vote or direct the vote of, or to dispose or direct the disposition of, 274,404 shares of Common Stock, constituting less than 1% of the outstanding shares. These shares are held by GFI, a corporation wholly owned by OPUBCO. OPUBCO disclaims a pecuniary interest as a beneficial owner of these shares.

GFI has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 274,404 shares of Common Stock, constituting less than 1% of the outstanding shares. These shares are held directly by GFI.

The Voting Trust may be deemed to be the indirect beneficial owner of 274,404 shares of Common Stock, constituting less than 1% of the outstanding shares. This figure represents the shares that are held by GFI, a corporation wholly owned by OPUBCO. OPUBCO is controlled by the Voting Trust. The Voting Trust may be deemed to share power over the voting and disposition of these shares by reason of its control of OPUBCO. The Voting Trust disclaims a pecuniary interest as a beneficial owner of the shares held by OPUBCO and GFI.

Louise Gaylord Bennett has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 228,857 shares of Common Stock held directly by Ms. Bennett, constituting less than 1% of total shares outstanding. This figure does not include shares owned by Ms. Bennett’s siblings, E. K. Gaylord II, Ms. Everest and Ms. McClean, as to which Ms. Bennett disclaims beneficial ownership. This figure further excludes 130,581 shares beneficially owned by the Gaylord Trust, of which Ms. Bennett is a co-Trustee with Ms. McClean, Ms. Everest and Mr. Hogan, 1,302,406 shares beneficially owned by the Gaylord Foundation, of which Ms. Bennett is a co-Trustee with Ms. McClean, Ms. Everest and Mr. Hogan, and 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. Bennett is a co-Trustee with Ms. Everest, Ms. McClean and Mr. Hogan. Ms. Bennett disclaims a pecuniary interest as a beneficial owner in the shares held by the Gaylord Foundation and The Oklahoman Foundation.

The following information is provided with respect to certain additional persons previously named in Item 2 as executive officers, directors or trustees of Reporting Persons that are corporations or trusts, to the best knowledge of the Reporting Persons. Except for such additional persons listed below, to the best knowledge of the Reporting Persons, there has been no change in the information provided previously with respect to persons named in Item 2 as executive officers, directors or trustees of Reporting Persons since Amendment No. 10 to the Original Statement was filed.

Mary Gaylord McClean has the power to vote or direct the vote of, or to dispose or direct the disposition of, 861,979 shares of Common Stock, constituting 2.2% of total shares outstanding. Of this aggregate number, Ms. McClean has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 828,646 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 33,333 shares. This figure does not include shares owned by Ms. McClean’s siblings, E. K. Gaylord II, Ms. Bennett and Ms. Everest, as to which Ms. McClean disclaims beneficial ownership. This figure includes 828,646 shares held by Ms. McClean as Trustee of the Mary I. Gaylord Revocable Trust; and 33,333 shares held by Ms. McClean as co-Trustee for the Mary Gaylord Foundation, a charitable foundation. This figure does not include 130,581 shares beneficially owned by the Gaylord Trust, of which Ms. McClean is a co-Trustee with Ms. Everest, Ms. Bennett and Mr. Hogan; 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. McClean is a co-Trustee with Ms. Everest, Ms. Bennett and Mr. Hogan; and 1,302,406 shares beneficially owned by the Gaylord Foundation, of which Ms. McClean is a co-Trustee with Ms. Everest, Ms. Bennett and Mr. Hogan. Ms. McClean disclaims a pecuniary interest as a beneficial owner in the shares held by The Oklahoman Foundation, the Gaylord Foundation and the Mary Gaylord Foundation.

David O. Hogan has the power to vote or direct the vote of, or to dispose or direct the disposition of, 104,333 shares of Common Stock, constituting less than 1% of total shares outstanding. Of this aggregate number, Mr. Hogan has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 71,000 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 33,333 shares. This figure includes 71,000 shares subject to unexercised options for Common Stock issued to E.L. Gaylord individually, which are now held by Mr. Hogan as Executor of E.L. Gaylord’s estate; and 33,333 shares held by Mr. Hogan as co-Trustee for the Mary Gaylord Foundation, a charitable foundation. This figure does not include: (i) shares beneficially owned by Inasmuch Foundation, a charitable foundation, and Ethics and Excellence in Journalism, a charitable foundation, each of which Mr. Hogan serves as one of six directors, such directors taking action on behalf of each foundation by a majority vote; (ii) 130,581 shares beneficially owned by the Gaylord Trust, of which Mr. Hogan is a co-Trustee with Ms. McClean, Ms. Bennett and Ms. Everest; (iii) 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Mr. Hogan is a co-Trustee with Ms. Everest, Ms. McClean and Ms. Bennett; and (iv) 1,302,406 shares beneficially owned by the Gaylord Foundation, of which Mr. Hogan is a co-Trustee with Ms. Everest, Ms. Bennett and Ms. McClean. Mr. Hogan disclaims a pecuniary interest as a beneficial owner in the shares he holds as Executor of E.L. Gaylord’s estate and a co-Trustee of the Mary Gaylord Foundation and in the shares held by the Gaylord Trust, The Oklahoman Foundation and the Gaylord Foundation.

(c)	Except for the Sale, none of the Reporting Persons or, to the best of their knowledge, the additional persons listed in this Item 5 has engaged in any transactions in the Common Stock of the Issuer since Amendment No. 10 to the Original Statement was filed. The discussion of the Sale under Item 4 is incorporated herein by reference. Pursuant to the Underwriting Agreement, the Selling Stockholders received proceeds, before expenses, in the following amounts, based on a per share price of $30.48, in connection with the Sale: Gaylord Foundation-$125,076,875; GFI-$55,758,954; Christine Gaylord Everest-$11,904,756; and Louise Gaylord Bennett-$21,203,473.

(d)	Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     The response to Item 4 with respect to the Underwriting Agreement and the Registration Rights Agreement is incorporated herein by reference. The summary of each of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference, and the form of Registration Rights Agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

     Each of the Selling Stockholders has entered into a Custody Agreement and Power of Attorney (the “Custody Agreement”) dated April 21, 2004 with SunTrust Bank, as custodian (the “Custodian”), and any two of Gary C. Pierson, Michael P. Collison and Christine Gaylord Everest, acting in concert, as attorneys-in-fact (the “Attorneys-In-Fact”). Pursuant to the Custody Agreement, each Selling Stockholder deposited the shares of Common Stock sold in the Sale and to be sold pursuant to the exercise of the Underwriters’ Option with the Custodian and authorized the Attorneys-In-Fact to take certain actions to effect the sale and transfer of such shares in connection with the Sale and the Underwriters’ Option. The Selling Stockholders have agreed to indemnify the Custodian and the Attorneys-In-Fact against certain liabilities for actions taken pursuant to the Custody Agreement. This summary of the Custody Agreement is qualified in its entirety by reference to the form of Custody Agreement, which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

     In connection with the Sale, each of the Selling Stockholders and Mary Gaylord McClean and Martin Dickinson, who are affiliates of certain Reporting Persons, have entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the representatives of the Underwriters pursuant to which they have agreed that during the period of 90 days after April 27, 2004, they will not, without the prior written approval of the representatives of the Underwriters, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock. In addition, such persons have agreed that during such 90-day period, they will not, without the prior written approval of the representatives of the Underwriters, make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The directors and certain officers of the Issuer have also entered into the Lock-Up Agreement. This summary of the Lock-Up Agreement is qualified in its entirety by reference to the form of Lock-Up Agreement, which is attached as Exhibit 99.4 hereto and incorporated herein by reference.

     Item 7. Materials to be filed as Exhibits.

Exhibit 99.1:	Underwriting Agreement by and among the Issuer, the Selling Stockholders, and Deutsche Bank Securities Inc. and J. P. Morgan Securities, Inc., as representatives of the Underwriters.

Exhibit 99.2:	Form of Registration Rights Agreement by and among the Issuer, the Selling Stockholders and certain other persons, incorporated by reference to Exhibit 4.2 of Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-114293) filed by the Issuer on April 20, 2004.

Exhibit 99.3:	Form of Custody Agreement and Power of Attorney entered into by each of the Selling Stockholders.

Exhibit 99.4:	Form of Lock-Up Agreement entered into by each of the Selling Stockholders and certain affiliates of Reporting Persons.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2004	THE OKLAHOMA PUBLISHING COMPANY VOTING TRUST Christine Gaylord Everest, Voting Trustee
	By:	/s/ Christine Gaylord Everest

/s/ Christine Gaylord Everest

EDWARD L. GAYLORD REVOCABLE TRUST Christine Gaylord Everest, Trustee
	By:	/s/ Christine Gaylord Everest

THE OKLAHOMA PUBLISHING COMPANY
	By:	/s/ Christine Gaylord Everest
Chief Executive Officer

GFI COMPANY
	By:	/s/ Christine Gaylord Everest,
President

E.L. AND THELMA GAYLORD FOUNDATION Christine Gaylord Everest, Trustee
By:	/s/ Christine Gaylord Everest

/s/ Louise Gaylord Bennett